For Your Consideration


RACE CAR
Monks
150
TO SAVE THE MONASTERY THEY MUST TAKE THE CHECKERED FLAG!

YOU'RE INVITED TO

An Investment Opportunity in the faith based movie, Race Car Monks.

Dinner provided by Trattoria di Bernardone

Wednesday, August 20TH

6:30PM

5121 Bowden Rd. Suite 308
Jacksonville, FL 32216

Questions (904) 509-7077

Race Car Monks Movie, LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.